SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*




                              DIALOGIC CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   252499 10 8
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 252499 10 8
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(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:   James J. Shinn, ###-##-####
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) _____
        (b) _____

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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each  (5) Sole Voting Power:  1,276,550
      Reporting Person With
                                             (6) Shared Voting Power:  80,000 -
                                                 held by trusts for the
                                                 benefit of Mr. Shinn's children
                                             (7) Sole Dispositive Power:
                                                     see box 5
                                             (8) Shared Dispositive Power:
                                                     see box 6

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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,356,550

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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(11)    Percent of Class Represented by Amount in Row (9): 8.6%
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(12)     Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name Of Issuer:  Dialogic Corporation

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Item 1(b). Address of Issuer's Principal Executive Offices: 1515 Route 10, Parsippany, New Jersey 07054

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Item 2(a).  Name of Person Filing:  James J. Shinn

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Item 2(b). Address of Principal Business Office or, if None, Residence:
           c/o Dialogic Corporation, 1515 Route 10, Parsippany, New Jersey 07054

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Item 2(c).  Citizenship:  United States

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Item 2(d).  Title of Class of Securities:  Common Stock

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Item 2(e).  CUSIP No.:  252499 10 8
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Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)   Amount Beneficially Owned (as of December 31, 1996):

               1,356,550

         (b)   Percent of Class (as of December 31, 1996):

               8.6%

         (c)   Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote   1,276,550

            (ii) shared power to vote or to direct the vote    80,000*

           (iii) sole power to dispose or to direct the disposition of 1,276,550

            (iv) shared power to dispose or to direct the disposition of 80,000*

*held by trusts for the benefit of Mr. Shinn's children


Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.     N/A




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                February 11, 1997
                                _______________________________
                                     (Date)

                                JAMES J. SHINN

                                By:   /s/ Laura R. Kuntz
                                ________________________________
                                   (Signature)



                                Laura R. Kuntz, Attorney-in-Fact
                                _________________________________
                                  (Name/Title)